

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2013

<u>Via E-mail</u>
Maria del Pilar Jaen
President, Secretary, Treasurer and Director
Language Arts Corp.
P.O. Box El Dorado 0819-11689
Panama, Republic de Panama

>   **Re: Language Arts Corp.**
>   **Pre-effective Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed July 25, 2013**
>   **File No. 333-189030**

Dear Ms. del Pilar Jaen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment one in our letter dated July 17, 2013. To the extent you continue to believe that you are not a blank check company, please revise your registration statement to state explicitly that you are not a blank check company.

<u>Business of Issuer, page 17</u>

<u>Principal Services and Principal Markets, page 17</u>

2. We note your revised disclosure on page 17 whereby you deleted disclosure that you are "still in the development stage and [you] do not have any saleable inventory and have not yet identified any specific products, manufacturers or suppliers." Please explain why this

revision is appropriate, and how it is consistent with disclosure on page 4 and elsewhere indicating that you are still in the development stage.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Randall V. Brumbaugh, Esq.